UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58714/October 2, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13155

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In the Matter of :	
:	
KALEIDOSCOPE MEDIA GROUP, INC., :	
KEO INTERNATIONAL, INC., :	ORDER MAKING FINDINGS AND
KIDEO PRODUCTIONS, INC., :	REVOKING REGISTRATIONS BY
KIWI INTERNATIONAL AIR LINES, INC., :	DEFAULT AS TO SIX RESPONDENTS
KP WINGATE INSURED PARTNERS LP, :	
KRISCH AMERICAN INNS, INC., :	
KRUPP REALTY L.P. IV, and :	
KRUPP REALTY L.P. VII :	

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceeding (OIP) on September 2, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents Kaleidoscope Media Group, Inc. (Kaleidoscope), Keo International, Inc. (Keo), Kideo Productions, Inc. (Kideo), Kiwi International Air Lines, Inc. (Kiwi), KP Wingate Insured Partners LP (KP Wingate), Krisch American Inns, Inc. (Krisch), Krupp Realty L.P. IV (Krupp IV), and Krupp Realty L.P. VII (Krupp VII) are each corporations with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.[1] The Division of Enforcement (Division) is seeking to revoke the registrations of Respondents' stock.

       The Division has provided evidence that all Respondents were served with the OIP in accordance with the Commission's Rules of Practice by September 5, 2008.[2] Answers were due ten days from the date of service, and, as of this date, no Respondent has filed an Answer. See 17 C.F.R. § 201.220(b); OIP at 3. Additionally, the Division notified each Respondent that its

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[1] Respondents Krupp IV and Krupp VII entered into settlements with the Commission and the proceeding has ended as to them. Kaleidoscope Media Group, Inc., Exchange Act Release Nos. 58639 and 58640 (September 25, 2008).

[2] Each Respondent was served with the OIP by USPS Express Mail and delivery was made or attempted at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

investigative file was available for inspection and copying. See 17 C.F.R. § 201.230. In my Order of September 24, 2008, the Respondents were put on further notice that failure to file an answer would place them in default and that the registrations of their securities would be revoked.

On September 19, 2008, the Division filed a Motion for Default and Brief in Support as to all Respondents. See 17 C.F.R. § 201.155. Since Respondents Kaleidoscope, Keo, Kideo, Kiwi, KP Wingate, and Krisch have not filed an Answer or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, pursuant to Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed to be true as to these Respondents.

Kaleidoscope (CIK No. 848447) is a void Delaware corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Kaleidoscope is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $229,209 for the prior three months. As of August 28, 2008, the company's common stock (symbol KMGG) was traded on the over-the-counter markets.

Keo (CIK No. 1114449) is a dissolved Delaware corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Keo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB amended registration statement on July 25, 2000, which reported a net loss of $45,385 since inception of April 5, 1999 to June 30, 2000.

Kideo (CIK No. 946073) is a void Delaware corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Kideo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2000, which reported a net loss of over $1.5 million for the prior nine months.

Kiwi (CIK No. 889013) is a New Jersey corporation located in Newark, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Kiwi is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996, which reported a net loss of over $5.3 million for the prior nine months.

KP Wingate (CIK No. 814826) is a canceled Massachusetts limited partnership located in Boston, Massachusetts, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). KP Wingate is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997.

Krisch (CIK No. 799099) is a Virginia corporation located in Roanoke, Virginia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section

12(g). Krisch is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of $47,298 for the prior nine months. On January 31, 1994, Krisch filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of Virginia, and the case was terminated on November 6, 1996.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of the foregoing, each of these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Kaleidoscope Media Group, Inc., Keo International, Inc., Kideo Productions, Inc., Kiwi International Air Lines, Inc., KP Wingate Insured Partners LP, and Krisch American Inns, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge